UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

GENTIVA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-15669	36-4335801
(Commission File Number)	(IRS Employer Identification No.)

3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia

(Address of Principal Executive Offices)

30339-3314

(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered:	Name of Each Exchange on Which Each Class is to be Registered:
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities to be registered pursuant to Section 12(g) of the Act: None

Securities Act registration statement file number to which this form relates: Not applicable

Item 1. Description of Registrant’s Securities to be Registered

On May 21, 2014, the Board of Directors (the “Board”) of Gentiva Health Services, Inc. (the “Company”) declared a distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.10 per share, of the Company (the “Common Stock”), to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Preferred Stock”) at a price of $45.00 per one one-thousandth of a share of Preferred Stock (the “Exercise Price”), subject to adjustment as provided in the Rights Agreement (defined below). The distribution is payable to stockholders of record at the close of business on June 3, 2014 (the “Record Date”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 22, 2014, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”).

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as Exhibit 2 and incorporated herein by reference.

Effectiveness

The Rights Agreement became effective on May 22, 2014 (the “Effective Date”). Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date, and for all shares of Common Stock issued after the Record Date and, subject to the terms described in the Rights Agreement, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the expiration of the Rights.

Distribution and Transfer of Rights; Distribution Date; Rights Certificates

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable following the earlier of (i) 10 business days from the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board) from the commencement of, or public announcement of an intention to make, a tender or exchange offer the consummation of which would result in any person or group of affiliated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock (including ownership of derivative positions).

Prior to the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented thereby. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 20, 2015 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions.

Preferred Stock Purchasable Upon Exercise of Rights

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction that at the time of such transaction have a market value of two times the exercise price of the Right.

Exchange Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or a series of the Company’s preferred stock having equivalent rights, preferences and privileges, at an exchange ratio of one share of Common Stock, or a fractional share of preferred stock equivalent in value thereto, per Right.

Redemption of the Rights

At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). Immediately upon any redemption of the Rights, the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement and Rights

For so long as the Rights are then redeemable, the Company may amend the Rights Agreement in any manner. However, the Company may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the Company’s outstanding common stock. After the Rights are no longer redeemable, the Company may amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The Certificate of Designations of Series B Junior Participating Preferred Stock of Gentiva Health Services, Inc. and the Rights Agreement, dated as of May 22, 2014, between Gentiva Health Services, Inc. and Computershare Trust Company, N.A., as Rights Agent, specifying the terms of the Rights are attached to the Company’s Current Report on Form 8-K dated May 23, 2014 and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits

Exhibit Number	Description

1	Certificate of Designations of Series B Junior Participating Preferred Stock of Gentiva Health Services, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K dated May 23, 2014 of Gentiva Health Services, Inc.).

2	Rights Agreement, dated as of May 22, 2014, between Gentiva Health Services, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated May 23, 2014 of Gentiva Health Services, Inc.).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereto duly authorized.

GENTIVA HEALTH SERVICES, INC.
(Registrant)

Date: May 23, 2014

	By:	/s/ John N. Camperlengo
John N. Camperlengo
Senior Vice President, General Counsel and Secretary